Exhibit 2.1

EXCLUSIVE LICENSES AGREEMENT

Agreement made this 14 day of October 2003, between HYDROPOLYPONIC SYSTEMS, INC., a Florida corporation, with offices at 3646 Overlook Drive NE, Saint Petersburg, Florida 33703 (the “Licensor”) and ATLANTIC POLY PLANT, a Florida corporation, with offices at 1181 South Rodgers Circle, Boca Raton, Florida 33487 (the “Licensee”).

W  I  T  N  E  S  S  E  T  H:

WHEREAS, Licensor is the owner of all right, title and interest in and to certain patents, patents pending, and proprietary technology as set forth on Schedule A hereto (the “Trademark Licenses”) (together with the Licensed Designs, the “Licensed Property”): and

WHEREAS, Licensor is the owner of all the right, title, and interest in and to certain planters, with and without live plants, and related products, as set forth on Schedule B hereto (the “Licensed Designs”);

WHEREAS, Licensee desires to obtain from Licensor the exclusive right and license to use the Licensed Property on and in connection with the production, manufacture, assembly, distribution, promotion, and sale of the planters and live plants for the plant rental and maintenance business (the “Licensed Goods”) worldwide.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth herein, the parties hereby agree as follows.

1. License.

Except as provided in Section 3 and 4, Licensor hereby grants to Licensee and its affiliates the exclusive right and license to use the Licensed Property in connection with the Licensed Goods pursuant to the terms of this Agreement. Licensor hereby grants to Licensee and its affiliates the exclusive right to sub-license the Licensed Property in connection with the Licensed Goods pursuant to the terms of this Agreement to third parties subject to Licensor’s written approval.

2. Disclosure of Technology, Training, Assistance and Obligations of Licensor.

Licensor shall provide, at no cost to Licensee, fall and complete disclosure regarding HydroPoly and the assembly of products in connection therewith. The training will be conducted at the offices of the Licensee, and shall include, but not be limited to:

(a)	disclosure of the technical characteristics and specifications of Millennium Soil;

(b)	disclosure of methodologies and procedures for the preparation of Millennium Soil;

(c)	disclosure of transplantation procedures of live plants into Millennium Soil;

(d)	disclosure of fertilization regiments and product specifications connected therewith;

(e)	disclosure of supply sources for Millennium Soil, and the components of HydroPoly planter vessels;

(f)	delivery to Licensee of sample wholesale and retail advertising copy, customer care instructions and public relations copy; and

(g)	delivery to Licensee of financial analysis and cost projections related to the production and assembly of HydroPoly products.

3. Franchisee Exception.

Licensee acknowledges that Licensor, through its subsidiary PolyFran Corporation, franchises the HydroPoly system to franchisees described in Schedule 3, which use the Licensed Property. While no additional franchises will be sold by PolyFran Corporation, the existing franchises will continue to use the Licensed Property in their respective territory.

4. Cyber Plants Designs, Inc. Exception.

Licensee acknowledges that Licensor has granted a license to Cyber Plant Designs, lnc. in connection with the sale of planters and live plants using the Licensed Property. This license does not extend to the plant rental and maintenance business.

5. Royalties.

Licensee will issue Licensor one million two hundred thousand (1,200,000) shares of its common stock in full consideration for the license for the Licensed Products. Licensor represents and warrants it is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. Licensor further represents and warrants that it is acquiring the 1,200,000 shares of common stock of Licensee for investment and not with a view to distribution.

6. Protection of Licensed Property.

(a) Licensee agrees that it shall not in any manner represent that it has any ownership of the Licensed Property and Licensee acknowledges that the use of the Licensed Property by it shall not create in favor of it any right, title, or interest in or to the Licensed Property, but that all of such use by Licensee shall inure to the benefit of the Licensor.

(b) Licensee shall notify Licensor of any infringement of the Licensed Property which may come to Licensee’s attention. Licensor may take whatever action it deems necessary and Licensee shall fully cooperate in such action; provided, however, that Licensor shall reimburse Licensee for any reasonable out-of-pocket costs incurred by Licensee in so cooperating; and, if

Licensor institutes legal action pursuant to this provision, such action shall be at Licensor’s sole expense.

(c) If Licensor elects to refrain from taking legal action with respect to an apparent infringement, Licensee shall have the right to undertake such action at Licensee’s sole cost and expense, and Licensor agrees to cooperate reasonably to any such action. In the event of any monetary recovery amount by Licensee as a result of its undertaking of such action in lieu of Licensor, Licensee will pay to Licensor a royalty as set forth in Paragraph 5 on any such monetary recovery amount after first deducting Licensee’s costs and expenses, including but not limited to Licensee’s reasonable attorneys’ fees from such monetary recovery amount. Such royalty shall be payable by Licensee to Licensor as soon as practicable after receipt by Licensee of such monetary recovery amount or part thereof.

7. Licensor’s Representations and Warranties. Licensor represents and warrants to Licensee that the Licensed Property are Licensor’s original creations and sole property; Licensor has full power and authority to grant the license provided herein.

Licensor shall perform on behalf of Licensee research, design and development tasks for new products utilizing Millennium soil and Licensor’s existing patents. Licensee agrees to reimburse Licensor for all costs it may experience in completing and protecting such work provided Licensee wishes to include such new product as a Licensed Design item to be added to Schedule “B”. In the event Licensee rejects such product in writing Licensor shall be free to license such product to others.

The grant of the exclusive Licensed Designs shall include all inventions, enhancements or improvements which Licensor may own or control with regard to the Licensed Designs on the date of this agreement or during the term thereof.

8. Licensee’s Covenants. Licensee hereby agrees that Licensed Goods using the Licensed Property will be manufactured by Licensee according to Licensor’s specifications.

9. Indemnification. Licensor indemnifies Licensee against all claims, liabilities, losses, and expenses, including reasonable attorneys’ fees, incurred by reason of claims of third persons against Licensee which result from or relate to the validity or ownership of the Licensed Property or the use by Licensee of the Licensed Property in accordance with this Agreement, including but not limited to the infringement of any copyrights. In the event of any such claim or charge, Licensee agrees that it shall notify Licensor of such claim or charge and that it shall not take any action unless specifically requested to do so by Licensor. Licensor shall defend any and all litigation involving the validity or ownership of, or the right to use, the Licensed Property which may be instituted against Licensee. Licensee shall have the right, but not the obligation, to join in the defense of any such action or proceeding at its own cost and expense.

10. Confidentiality.

(a) During the term of this Agreement each of the parties will have access to information of the other party in connection with the performance of this Agreement which such party may reasonably deem to be confidential information (the “Confidential Information”).

(b) The parties agree (i) to use the Confidential Information solely in connection with the performance of this Agreement; (ii) not to furnish, disclose, or reveal Confidential Information to third parties; (iii) to take all action reasonably appropriate to insure that others to whom Confidential Information is disclosed are aware of the confidentiality of the Confidential Information and that such individuals agree to maintain the confidentiality of the Confidential Information.

(c) The parties agree that the provisions set forth herein shall not apply to Confidential Information or other information (i) which a party can demonstrate was in its possession at the time of disclosure and was not acquired directly or indirectly from the other party on a confidential basis or in violation of any confidentiality agreement; (ii) which is in the public domain; or (iii) which is independently developed by a party or which becomes available to a party on a non-confidential basis from sources other than the other party and which sources to the best knowledge of the party obtaining the knowledge did not acquire the information on a confidential basis.

11. Term; Termination. The term of this Agreement shall commence on the date hereof and shall continue in full force and effect for a period of twenty (20) years (the “Initial Term”); provided however that this Agreement shall be automatically renewed for successive five year terms (each, a “Renewal Term”) on the same terms and conditions contained herein. Any dispute shall be determined by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Associations, in Palm Beach County, Florida, before a single Arbitrator.

12. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision.

13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered to a party only if delivered (i) in person; (ii) by certified or registered first-class mail, return receipt requested, postage prepaid; (iii) by overnight courier; or (iv) by facsimile transmission, in each case addressed to the party at the address set forth herein or to such other address as such party may have stipulated by notice delivered in accordance with the provisions of this paragraph; and such notice shall be deemed given on the day of delivery, mailing, or transmission, as the case may be.

14. Waivers. The failure of either party to insist upon the strict performance of any of the terms, conditions, and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions, and provisions shall remain in full force and effect. No waiver of any term or condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

15. Modification: Amendment. This Agreement may not be changed, amended, or modified except by a writing signed by both parties.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral and written, between the parties with respect to the subject matter hereof, and the parties art not bound by any agreements, understandings, or conditions other than as expressly set forth herein.

17. No Joint Venture. Nothing contained herein shall be construed to place the parties in the relationship of partners or joint venturers, and Licensee shall have no power to obligate or bind Licensor in any manner whatsoever.

18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida applicable to agreements made and to be performed solely within such State without regard to conflict of laws principals thereof.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the day and year above written.

HYDROPOLYPONIC SYSTEMS, INC.

By:	/s/ Craig Van Pelt

Craig Van Pelt
President

ATLANTIC POLY PLANT

By:	/s/ Mark L. Kallan

Mark L. Kallan
Chief Executive Officer

SCHEDULE A

TRADEMARK LICENSES

For the purposes hereof, the Patented Technology and Associated Proprietary Rights are collectively referred to as HydroPoly. The distinguishing characteristics of HydroPoly include, but are not limited to, the growth of live plants in horticultural polymers utilizing the vessels, the assembly procedures and systems related thereto, and trade names, trade dress, copyrights and service marks which identify the products and systems.

A. Planter Pouch: United States Patent 6,041,546, March 28, 2002

Abstract

There is disclosed a planter pouch comprising a bag shaped, flexible, plastic bladder having an open top and containing a polymeric growth medium. The open top is secured between a rigid collar and a cylindrical cap, the cap being provided with a plurality of slits through which the stalks of living plants can be inserted until their roots are embedded in the polymeric growth medium. The planter pouch permits living plants contained therein to grow without adding water for prolonged periods of time.

B. POLYMERIC GROWTH MEDIUM PLANTER POUCH: United State Patent and Trade Mark Office: Serial Number: 09/351,153

Abstract

This invention relates to a planter pouch which simultaneously serves as a hydrating and re-hydrating structure for the polymeric growth medium contained therein. More particularly, this invention relates to a planter pouch that can: 1) effectively use hydrophilic polymers as the primary growing medium, (not just as an additive to other media); 2) efficiently hydrate the polymeric growth medium; 3) effectively drain excess water when hydration is complete; 4) functionally re-hydrate the polymeric growth medium as required; and, 5) the long and short term cultivation and maintenance therein, of interior and exterior plants, flowers, shrubs, and the like, without the need to water the planter for prolonged periods of time.

C. Millennium Soil: United States Patent & Trademark

# : 75/655,442, March 8, 1999

SCHEDULE B

LICENSED DESIGNS

Cyber-Plant: A live plant which grows in a velvet drawstring pouch, and through the use of Velcro can be attached to any surface such as compute monitors, mirrors, walls, refrigerators, etc. (www.cyber-plant.com). Affixing a label or hang-tag to the package with an appropriate phrase or logo makes the product ideal for sale as a souvenir or premium.

The AutoPlant: Identical to the Cyber-Plant except the drawstring pouch is made from vinyl to match the interiors of automobiles, and is designed to affix to the dash board of the vehicle.

Millennium Soil: Uniquely packaged in clear plastic containers featuring colorful “fully hydrated” Millennium Soil. Included in the retail package are planter pouches of various sizes. Additional pouches and/or Millennium Soil may be purchase separately at adjacent displays.

Photo Planter: A clear Plexiglas container (square, rectangular, triangular or octagonal) which contains a live plant and is designed for photographs to be inserted in the panels of the Plexiglas container

The Fabric Planter: A “bean-bag” like structure wrapped in decorative fabric containing a live plant. The soft, pliable, un-breakable and remarkably unique planter vessel is aesthetically pleasing since the varieties of fabric wrap are virtually unlimited. (decorative burlap, denim, themed prints, silk, satins etc.)

The Bathroom Planter Ensemble: Tubular corrugated vessels “wrapped” in terry cloth to match bathroom towels serve as the planter vessel with a live plant. The corrugated structures include a counter top version and a horizontal version that hangs as a wall sconce.

Deco Planters: Clear glass containers and bowels are used for this planter variety, which are filled with various products to achieve a special motif and theme. Fillers that are currently used include coffee beans, tri-colored pasta, kidney beans, golf tees, marbles, ocean glass, sea shells, jelly beans, corks, and the like.

PolyPlant Craft Kits: These craft kits will contain all of the ingredients including Millennium Soil, fillers, toppings, fabric wraps, and vessels for consumers to create their own unique, maintenance-free planter vessels. Live plants are not included with the craft kits.

PolyPlant Herb Garden: A wooden structure of 10” in length and 3” in depth that holds 4 mini terra cotta vessels containing Millennium Soil Planter Pouches. It is used to maintain and grow fresh herbs.

Seed Me Grant: A unique novelty and educational item. The products consists of a clear test-tube-like structure in various fluorescent colors that contain fully hydrated Millennium Soil.

SCHEDULE D